Exhibit 10.4
March 19 , 2007
Walter Siegel
19 Hickory Drive
Great Neck, NY 11023

Re:	Letter Agreement
Dear Walter:
On September 30, 2005, you received an Offer Letter from Standard Microsystems Corporation (the “Company” or “SMSC”). As a result of Section 409A of the Internal Revenue Code (the “Code”), SMSC wishes to confirm the terms of your continued employment as Vice President and General Counsel as follows:
•	Annual Base Salary: $280,000

•	Annual Incentive Bonus Target: $100,000 (or approximately 36% of base salary). Generally, one-half of any bonus is paid in cash and one half is paid as a restricted stock award vesting 25% after each of the first two years after the date of the grant and the remaining 50% after the third year from the date of the grant. For the Company’s fiscal year 2007, your incentive bonus plan will be modified to provide for an additional over-plan bonus amount consistent with what is approved by the Compensation Committee, which is currently approximately 13% of base salary. Notwithstanding anything herein to the contrary, any annual bonus for a particular fiscal year shall be paid to you as soon as reasonably practicable following the end of such fiscal year and in any event no later than 2 1/2 months following the end of such fiscal year; provided that in the event payment of such bonus to you within such 2 1/2 month period is impracticable, either administratively or economically, as determined by the Company, payment of such bonus will be made as soon as practicable thereafter.

•	Monthly Car Allowance: $700

•	Your annual salary, annual incentive bonus target, and monthly car allowance may be reviewed and increased from time to time.

•	Eligibility for Individual Executive Life Insurance ($250,000 death benefit), subject to obtaining underwriting.

•	Eligibility Individual Executive Disability Income Insurance (up to 1/3rd of salary), subject to obtaining underwriting.

•	Eligibility to participate in the Company’s Supplemental Executive Retirement Plan, which, if fully vested, provides for a retirement benefit of 35% of base salary for 10 years.

•	Eligibility for severance benefits as set forth below: If your employment is terminated for any reason other than “Cause”, of if your compensation or duties are reduced following a “Change in Control”, including without limitation no longer being the general counsel of any successor to the Company, or upon a “Required Relocation”, then you shall receive severance in a lump sum equal to 12 months base salary (each a “Severance Eligible Event”). In addition, the Company shall pay you in a lump sum an amount equal to the value, as if fully vested, of any granted stock option, RSA or stock appreciation rights upon any Change in Control or “Severance Eligible Event.” For purposes of this paragraph:
     a) “Cause” shall mean only any material violation of the terms of any of SMSC’s personnel policies or procedures, provided you have been given notice of the violation and a reasonable opportunity to cure such violation; any material misstatement contained in your employment application; commission by you of any crime or fraud against SMSC or its property or any crime involving moral turpitude or reasonably likely to bring discredit upon SMSC; or gross negligence or willful misconduct in the performance of your duties;
     b) A “Change in Control” of SMSC shall be deemed to have occurred upon the occurrence of one of the following events:
i.	The merger or consolidation of SMSC with or into any other corporation or entities whereby the shareholders of SMSC immediately before the transaction do not own at least 50% of the new entity;

ii.	SMSC is merged or consolidated with or into any other corporation or other entity, and at any time after such merger or consolidation is effected, the Continuing Directors are not or cease for any reason to constitute a majority of the board of directors either of the surviving entity, or of any entity in control of the surviving entity; or

iii.	All or substantially all of the assets of SMSC are sold or otherwise transferred to any other corporation or other entity, or more than 50% of the stock of SMSC is purchased by one entity, and at any time after such sale or other transfer is effected, the Continuing Directors are not or cease for any reason to constitute, a majority of the board of directors either of the entity which has acquired and owns such assets, or of any entity in control of the entity which has acquired and owns such assets.

In determining if a Change in Control occurs, the term “Continuing Directors” means any person who either: (i) was elected a member of the Board at any Annual Meeting of Stockholders of SMSC prior to the occurrence of a corporate event that is alleged to be a Change in Control; or (ii) whose election to the Board or nomination for election to the Board by SMSC’s stockholders was approved in advance by at least two-thirds of the Continuing Directors then in office; and
c) A “Required Relocation” shall mean if you are required to relocate to a new position that is more than 75 miles from the location of your employment prior to such written required relocation.
d) For purposes of this Letter Agreement the value of any stock option or SAR shall be the spread between the grant price and the closing price of the common stock of the Company measured on the exchange on which the Company’s stock is traded on the date of the relevant event, or the next day on which the exchange is open if the exchange is closed on the date of the relevant event; the value of any common stock shall be the closing price of the common stock of the Company measured on the exchange on which it is traded on the date of the relevant event, or the next day on which the exchange is open if the exchange is closed on the date of the relevant event. Once the Company makes such payment all such SARS, stock options and stock grants shall be automatically deemed cancelled.
The foregoing severance benefits may not be reduced without your written consent, notwithstanding the terms and conditions of any Severance Plan, or the cancellation of modification of any Severance Plan. The payment of 12 months base salary as severance is in lieu of any base salary you would receive as part of any Severance Plan; however you shall receive any additional benefits not set forth herein to which you are entitled as an Executive as part of any Severance Plan.
The parties acknowledge that the payment of some or all of the above benefits payable under the SMSC Severance Plan or this Letter Agreement may be considered to be a form of nonqualified deferred compensation benefits subject to 409A. In recognition of this fact, the parties hereby agree and confirm as follows:
i.	Notwithstanding anything to the contrary in this Agreement, in no event shall any benefits be paid to you prior to the 6th month anniversary of the your Separation from Service as defined in 409A, unless otherwise permissible under 409A. Any and all payments that may not be paid prior to such 6th month anniversary shall be delayed until the first day of the month after such 6th anniversary occurs and shall retroactively apply to make you whole for any lost benefits, with interest at the rate of prime plus 2%, determined as of the first day of the month in which the Separation from Service occurred. To the extent that you are required to pay for the cost of any benefits to keep them in full force and effect during the 6 month delay period, you shall also be reimbursed for such out-of-

pocket expenses as of the same date provided above with the same rate of interest.
ii.	In the event that any payment or benefit required to be paid to you pursuant to this Agreement would violate 409A, the parties agree notwithstanding any provisions of this Agreement to the contrary, to amend this Agreement, to the extent necessary and reasonable to maintain the spirit of this Agreement without resulting in a violation under 409A.

iii.	In the event of a violation of 409A, it is not the intent of the Company for you to incur the excise tax and other penalties under 409A. Accordingly, to the extent any excise taxes or underpayment of interest or penalties under 409A apply, the Company shall make a “gross up” payment to you, to offset the effect of any excise tax, interest or penalties incurred in accordance with 409A, and any tax on such gross up payments, to the extent such action is legally permitted.
In the case of a Change in Control of Company, you are entitled to a “gross-up” payment in an amount sufficient to offset the effect of any excise tax incurred in accordance with Section 280G of the Code, and any tax on the gross-up payment; provided, that in the event the aggregate amount of the payments and benefits, that are otherwise subject to the excise tax of Section 4999 of the Code, you are entitled to receive in connection with a Change in Control (the “Aggregate Payment”) is equal to less than Twenty Thousand Dollars ($20,000.00) more than the product of (i) three and (ii) your Base Amount (as such term is defined in Section 280G(b)(3) of the Code and the regulations issued under Section 280G of the Code), the Aggregate Payment will be reduced to the minimum amount as will result in no portion of the Aggregate Payment being subject to such excise tax; provided that the payments and/or benefits to be eliminated in effecting such reduction shall be agreed upon between the Company and you.
All gross up payments set forth in the Letter Agreement shall be made as soon as legally permitted under 409A, but in no event later than 2 1/2 months following the end of the fiscal year in which the event giving rise to such gross up payment occurs and, if permissible, before the excise tax becomes due.
In order to receive the foregoing severance benefits, you shall be required to execute a general release in substantially the form currently set forth in Section 15 of the Severance Plan (a copy of which is attached hereto), however in addition to the exclusions from the release set forth in the Severance Plan, the Company will also exclude from the release any obligation of the Company to you under any indemnity agreement, and any obligation of the Company to indemnify you pursuant to contract, law, charter, by-law or otherwise.
•	Vacation time to be accrued at the rate of 20 days per year.

•	Paid holidays will be according to the Company’s holiday schedule for U.S. employees.

•	You will be eligible to participate in all other benefits programs offered to similarly situated employees in New York.
Your eligibility to participate in the various compensation and benefits plans offered by the Company is subject to your compliance with the terms of each plan, which may be changed by the Company from time to time except as set forth above.
A basic philosophy of SMSC is that we depend upon our employees to succeed. We therefore want our relationship to be one of long-standing, which offers you the opportunity to effectively use your skills and successfully service our customers’ needs. We are confident that you will perform satisfactorily and follow our policies and procedures. Our objective has always been to provide employees with career opportunities; however, this will be influenced by your performance and SMSC’s success in the marketplace. Changes in the economy, our markets and technology will continue to occur; therefore, notwithstanding the fact that we are a career employee oriented Company, this offer of employment should not be construed as a contract or a commitment that your employment will continue for a specific period of time.
We look forward to having you remain with SMSC for what I am confident will be a mutually beneficial association. In the meantime, if you have any questions, please do not hesitate to contact me. This Letter Agreement may be executed by each party by facsimile counterpart.
This Letter Agreement supersedes and replaces your Offer Letter and is only supplemented by your Employee Agreement dated October 24, 2005. This Letter Agreement does not cancel any stock options, stock appreciation rights or restricted stock awards previously granted to you; nor does it cancel your Indemnity Agreement, which shall remain in full force and effect.

Sincerely,
By:	/s/Andrew P. Solowey
(signature)
Andrew P. Solowey Vice President of Human Resources

Encl.
Agreed and accepted.

SIGNATURE:	By:/s/Walter Siegel

(signature)
DATE:	March 21, 2007